April 22, 2022	Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brian Fetterolf
Jennifer López Molina

Re:	ShiftPixy, Inc.

Amendment No. 5 to Registration Statement on Form S-3

Filed April 7, 2022

File No. 333-259619

Ladies and Gentlemen:

This letter sets forth the response of ShiftPixy, Inc. (the “Company”) to the comment letter, dated April 20, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 5 to the Registration Statement on Form S-3 publicly filed with the Commission on April 7, 2022. Concurrently, the Company is filing publicly an amendment to the registration statement (the “Amendment”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

In order to facilitate your review, we have repeated each comment in its entirety in italicized text in the original numbered sequence and followed by the Company’s response. When indicated, the responses below are contained in the Amendment. References to page numbers in this letter refer to the pagination of the Amendment.

1.	In the risk disclosure regarding the Company’s investment company status, you (i) state that you "exceeded the 40% Threshold on October 19, 2022" (emphasis added) and (i) identify such date as the date that you believe began the one-year safe harbor for transient investment companies under Rule 3a-2(b). It appears that these are, actually, intended to be references to October 19, 2021 (emphasis added). Please make necessary changes.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amendment.

2.	In the risk disclosure regarding the Company’s investment company status, please also address the risk that the Company could be deemed to be an investment company under section 3(a)(1)(A) of the Investment Company Act of 1940.

Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 14 of the Amendment.

MINTZ April 22, 2022 Page 2

3.	Refer to your response to comment 3 and previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in with respect to this matter.

Response: The Company confirms its understanding that the Staff’s decision not to issue additional comments with respect to the matter described in comment 3 of the Staff’s prior letter with respect to Amendment No. 5 (“Comment 3”) and previous related responses should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s responses to Comment 3 and previous related responses, including any conclusions the Company made, positions taken by the Company and practices engaged in by the Company with respect to this matter.

If you have any questions or comments in connection with this letter or the Amendment, please contact the undersigned by phone at (212) 692-6784 or via e-mail at ikblumenthal@mintz.com.

Very truly yours,

/s/ Ivan K. Blumenthal
Ivan K. Blumenthal

cc:           Scott W. Absher, Chief Executive Officer (ShiftPixy, Inc.)

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MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.